Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
Facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

February 7, 2018

Ms. Mara L. Ransom

Assistant Director

Office of Consumer Products

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Andina II Holdco Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed January 16, 2017
File No. 333-221723

Dear Ms. Ransom:

On behalf of Andina II Holdco Corp. (“Holdco”), we respond as follows to the Staff’s comment letter, dated January 29, 2018, relating to the above-captioned Registration Statement on Form S-4 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 2 to the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided Holdco’s response to each comment immediately thereafter.

Summary of the Proxy Statement/Prospectus/Information Statement, page 11

Interests of Lazydays’ Directors and Officers in the Mergers, page 19

1.	We refer you to the updated executive compensation disclosure that you have provided in response to comment 11, and specifically to the disclosure regarding the option awards held by Mr. Murnane and Ms. Berney. Please quantify the value of cash and stock that Mr. Murnane and Ms. Berney will receive in consideration for the cancellation of these options upon consummation of the mergers.

We have revised the disclosure on page 19 of the Registration Statement as requested.

Securities and Exchange Commission

February 7, 2018

The Merger Proposals

Background of the Mergers, page 58

2.	We note that, in response to comment 5, you have provided additional disclosure regarding Marcum’s QoE analysis on page 60. Please further expand this disclosure to specify the material “factual observations” that Marcum reported to Andina’s management. Also, explain in your Reasons for Approval of the Business Combination how the results of Marcum’s analysis informed Andina’s determination that the consideration to be offered was fair and the transaction is in the best interests of Andina’s shareholders.

We have revised the disclosure on pages 60 and 61 of the Registration Statement as requested.

Andina’s Board of Directors’ Reasons for Approval of the Business Combination, page 61

3.	We reviewed the revisions made in response to comment 6. Reference is made to the table on page 61. Gross profit for the year ended December 31, 2016 does not agree to the audited financial statements. Please revise. In addition, in regard to projected twelve months ended June 30, 2017 Adjusted EBITDA, please present, with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP and a reconciliation which shall be quantitative, to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A)-(B) of Regulation S -K.

We have revised the disclosure on page 61 of the Registration Statement as requested.

Anticipated Material federal Income Tax Consequences of the Business Combination to Andina and Its Securityholders, page 64

4.	We note that you have elected to use a short-form tax opinion. Please revise to state clearly that the disclosure in this section is the opinion of counsel and to clearly identify and articulate the opinion being rendered. Refer to Sections III.B.2 and III.C.1 of Staff Legal Bulletin No. 19.

We have revised the disclosure on pages 21 and 71 of the Registration Statement as requested.

Securities and Exchange Commission

February 7, 2018

Unaudited Pro Forma Condensed Combined Financial Information, page 84

Pro Forma Condensed Combined Statement of Operations for the Nine Months Ended August 31, 2017, page 89

5.	We reviewed the revisions made in response to comment 10. Under the if-converted method, the preferred dividends applicable to convertible preferred stock should be added back to the numerator when calculating diluted net income per share. Refer to ASC 260-10-45-40a. Please revise your calculation of diluted net income per share for the nine months ended August 31, 2017 to add back preferred dividends.

We respectfully advise the Staff that upon updating the Unaudited Pro Forma Financial Statements as of November 30, 2017, it was concluded that the common stock equivalent of the Series A Preferred Stock is antidilutive because the amount of dividends declared for the year ended November 30, 2017 per common share obtainable on conversion exceeds basic net income per share. As such, the common stock equivalent of the Series A Preferred Stock should not be included in the calculation of weighted average common shares outstanding and the preferred stock dividends should not be added back to the numerator when calculating diluted net income per share. We therefore have not revised the disclosure in the Registration Statement in response to this comment.

Comparison of Corporate Governance and Shareholder Rights, page 106

Organizational Documents, page 106

6.	Please expand your discussion on page 108 regarding director removal under Holdco’s amended and restated certificate of incorporation to disclose that a Holdco director may be removed from office “only for cause and only by the affirmative vote of at least a majority of the total voting power of the outstanding shares of the capital stock of the Corporation entitled to vote in any annual election of directors or class of directors, voting together as a single class” (as the Sixth Article of the amended and restated certificate of incorporation provides).

We have revised the disclosure on page 111 of the Registration Statement as requested.

Financial Statements, page F-1

7.	Please update to include Andina Acquisition Corp. II audited financial statements as of and for the year ended November 30, 2017. In addition, please update the financial information included elsewhere in the filing to reflect the updated financial statements. Refer to Rule 3-01 of Regulation S-X.

We have updated the disclosure in the Registration Statement to include Andina’s audited financial statements and financial information as requested.

Securities and Exchange Commission

February 7, 2018

Exhibit 99.8

8.	We note the revisions you have made in response to comment 1, as well as your statement on page 17 that “approval of the merger proposals . . . is a condition to the consummation of the business combination.” Please revise the form of proxy card to clearly disclose and indicate which of the proposals are conditioned upon one another. Refer to Rule 14a-4(a)(3) of Regulation 14A as well as Question 201.01 of the Division’s Exchange Act Rule 14a-4(a)(3) Questions and Answers of General Applicability.

We have revised the proxy card as requested and re-filed it with this amendment.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Julio A. Torres